EXHIBIT 99.1

Western Copper and Gold Completes Acquisition of Canadian Creek Property From Cariboo Rose

VANCOUVER, British Columbia, Aug. 28, 2019 (GLOBE NEWSWIRE) -- Cariboo Rose Resources Ltd. (TSX-V: CRB) (“Cariboo Rose”) and Casino Mining Corp. (“Casino Mining”), a wholly owned subsidiary of Western Copper and Gold Corp. (TSX: WRN, NYSE MKT:WRN) (“Western”) are pleased to announce that they have completed the transaction contemplated under the property purchase agreement dated July 29, 2019 between the companies (the “Purchase Agreement”) previously announced on July 30, 2019.

Pursuant to the Purchase Agreement, Casino Mining acquired the 311 mineral claims that comprise the Canadian Creek Property (the “Property”) from Cariboo Rose. The Property is strategically positioned between the Casino Project (“Casino”) and Newmont Goldcorp’s Coffee Project The acquisition secures critical ground immediately adjacent to Casino, and there is likelihood that the Casino deposit will extend into the Property.

The total consideration paid for the Property consists of 3 million common shares of Western (the “Shares”) at a deemed price of C$0.928 per Share to Cariboo Rose. The Shares are subject to a hold period and as such may not be traded until December 29, 2019.

For more information, contact:

Cariboo Rose Resources Ltd.
Bill Morton
President and CEO
Telephone: 604-681-7913
Toll Free: 888-656-6611

Western Copper and Gold Corporation
Chris Donaldson
Director, Corporate Development
Telephone: 604-638-2520
Toll Free: 888-966-9995

About Cariboo Rose Resources Ltd.

Cariboo Rose is a well-funded prospect generating mineral exploration company with five precious and base metal exploration projects in BC. Cariboo Rose trades on the TSX Venture Exchange under the symbol “CRB”. For more information please visit Cariboo Rose’s website at www.cariboorose.com.

About Western Copper and Gold Corporation

Western is developing the Casino Project, Canada’s premier Copper-Gold mine in the Yukon.  For more information, visit www.westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the Acquisition and its anticipated effects on Cariboo Rose and Western (collectively, the “Companies”) in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “likelihood” and similar expressions, or statements that events, conditions or results “will”, “would”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of the Canadian Creek Property and Casino Project; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; or other statements that are not statements of fact. The material factors or assumptions used to develop forward-looking statements include the assumption that the conditions precedent to completion of the Acquisition (including receipt of all necessary regulatory approvals) will be satisfied in a timely manner, prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, Western not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.

The forward-looking statements herein are based on the beliefs, expectations and opinions of management of the Companies on the date the statements are made, and Western does not assume, and the Companies expressly disclaim, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.